Exhibit 99.1

Adagene Announces Authorization of Share Repurchase Program up to US$10 Million

SAN DIEGO, Calif. and SUZHOU, China, June 29, 2022 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a company transforming the discovery and development of novel antibody-based therapies, today announced that its board of directors has authorized a share repurchase program under which, Adagene may repurchase up to US$10 million of its ordinary shares in the form of American depositary shares, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy (such repurchase program, the “2022 Share Repurchase Program”).

The Company’s share repurchases, if any, under the 2022 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company’s board of directors will review the 2022 Share Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program.

The Company has disclosed certain details of the repurchases made in accordance with the prior share repurchase program in its annual report for the year ended December 31, 2021 filed with the SEC. See Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers on page 212.

The 2022 Share Repurchase Program will be effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s), and terminates over a twelve-month period depending upon market and economic conditions, and other factors including price, legal and regulatory requirements and capital availability. The 2022 Share Repurchase Program does not obligate Adagene to acquire any particular number of American depositary shares, and the 2022 Share Repurchase Program may be modified or suspended at any time at the management's discretion.

About Adagene Inc.

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact:

Ami Knoefler

Adagene

650-739-9952

ir@adagene.com